SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
             Amendments There to be Filed Pursuant to Rule 13d-2(a)
                                (Amendment No. 6)

                            Industrial Holdings, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    456160100
            --------------------------------------------------------
                                 (CUSIP Number)

                                James H. Harrison
                             St. James Capital Corp.
                          777 Post Oak Blvd., Suite 950
                                Houston, TX 77056
                                 (713) 871-0799
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 2000
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copes are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456160100                   13D/A
          ---------

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

     St. James Capital Corp.  76-0478200
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 (2) Check the Appropriate Box if a Member     (a)  [ ]
     of a Group*                               (b)  [ ]
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 (3) SEC Use Only

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 (4) Source of Funds*
        N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
                                                                        Delaware
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             1,249,526
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             1,249,526
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       1,249,526
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
                                                                            9.2%
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(14) Type of Reporting Person*
                                                                              CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement constitutes Amendment No. 6 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 1996, as amended (collectively the "Original Filing"), with respect to shares of the common stock, par value $.01 per share (the "Common Stock"), of Industrial Holdings, Inc., a Texas Corporation ("IHI"). The address of IHII's corporate office is 7135 Ardmore, Houston, Texas 77054. This Statement is filed by St. James Capital Corp., a Delaware corporation ("SJCC"). SJCC is the sole general partner of St. James Capital Partners, L.P., a Delaware limited partnership ("SJCP"). SJCC and SJCP have acquired beneficial ownership of 1,249,526 shares (the "Shares") of Common Stock of IHII. This Amendment No. 6 reflects certain material changes in the information set forth in the Original Statement, as follows:

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

Item 2. Identity and Background.

        Item 2.is hereby amended in its entirety to read as follows:

        This Statement is filed by St. James Capital Corp., a Delaware corporation ("SJCC"). SJCC is the sole general partner of St. James Capital Partners, L.P., a Delaware limited partnership ("SJCP"), and SJCC's principal business is the conduct of the operations and business of SJCP. SJCP's principal business is merchant banking. The principal business offices of SJCC is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJCC are Charles Underbrink and John Thompson, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056.

        During the five years prior to the date hereof, none of SJCC nor, to the best of its knowledge, any executive officer or director of SJCC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.

ITEM 5. Interest in securities of the issuer.

Item 5 is hereby amended to add the following:

On August 25, 2000, IHII issued SCP warrants to purchase 200,000 shares of Common Stock at a purchase price of $1.25 per share. These warrants were issued in connection with a Reimbursement Agreement between IHII and SJMB, LP, an affiliate of SJCP.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       August 30, 2000
                                       ----------------------------------------
                                       (Date)

                                       /s/ JAMES H. HARRISON
                                       ----------------------------------------
                                       (Signature)

                                       James H. Harrison, Vice President